February 27, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Tom Kluck, Legal Branch Chief.

Re:	Essex Property Trust, Inc. and Essex Portfolio, L.P.
Registration Statement on Form S-4 Filed February 8, 2013, File Nos. 333-186536 and 333-186536-01
Supplemental Representations and Warranties

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4, as the same may be amended, relating to the offer by Essex Portfolio, L.P. (the “ Operating Partnership”) to exchange (the “ Exchange Offer”) up to $300,000,000 aggregate principal amount of its 3.625% Senior Notes due 2022 (the “ Exchange Notes”) for any and all of the outstanding $300,000,000 aggregate principal amount of its 3.625% Senior Notes due 2022 (the “ Private Notes”), both of which are guaranteed by Essex Property Trust, Inc. (the “ General Partner”), the General Partner and the Operating Partnership hereby represent and warrant to the Staff of the Securities and Exchange Commission as follows:

1. The General Partner and the Operating Partnership are registering the Exchange Notes through a Registration Statement on Form S-4 (the “ Registration Statement”) in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corporation (dated May 13, 1988) (the “Exxon Capital Letter ”), Morgan Stanley & Co. Incorporated (dated June 5, 1991) (the “Morgan Stanley Letter ”), Shearman & Sterling (dated July 2, 1993) (the “Shearman & Sterling Letter”) and other interpretive letters to similar effect.

2. The General Partner and the Operating Partnership have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the General Partner and the Operating Partnership’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

3. In this regard, the General Partner and the Operating Partnership will make each person participating in the Exchange Offer aware (through the prospectus contained in the Registration Statement (the “ Prospectus”) or otherwise) that (a) any broker-dealer who holds the Private Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer must deliver a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “ Securities Act”), and that, by delivering such a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and (b) if any person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter, or other interpretive letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The General Partner and the Operating Partnership acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

925 East Meadow Drive Palo Alto California 94303 telephone 650 494 3700 facsimile 650 494 8743
www.essexpropertytrust.com

4. The General Partner and the Operating Partnership will also make each exchange offeree participating in the Exchange Offer aware (through the Prospectus or otherwise) that, by tendering the Private Notes in the Exchange Offer, such person will be deemed to (a) represent that such person is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (b) acknowledge that if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of Section 10 of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Private Notes pursuant to the Exchange Offer. The Prospectus will also contain a statement to the effect that, by delivering such prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5. The General Partner and the Operating Partnership will commence the Exchange Offer for the Private Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require the General Partner and the Operating Partnership to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the General Partner and the Operating Partnership in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Very truly yours,

Essex Property Trust, Inc.

By:	/s/ Michael T. Dance
Michael T. Dance
Chief Financial Officer and Executive Vice President

Essex Portfolio, L.P.

By: Essex Property Trust, Inc., its general partner

By:	/s/ Michael T. Dance
Michael T. Dance
Chief Financial Officer and Executive Vice President